UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 11)

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

WRIGHT MEDICAL GROUP N.V.

(Name of Subject Company)

WRIGHT MEDICAL GROUP N.V.

(Name of Person(s) Filing Statement)

Ordinary Shares, par value €0.03 per share

(Title of Class of Securities)

N96617118

(CUSIP Number of Ordinary Shares)

James A. Lightman

Senior Vice President, General Counsel and Secretary

Wright Medical Group N.V.

Prins Bernhardplein 200

1097 JB Amsterdam, The Netherlands

(+31) 20 521 4777

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With a copy to:

Zachary R. Blume

Paul M. Kinsella

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, Massachusetts 02199

(617) 951-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 11 (this “Amendment”) to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed by Wright Medical Group N.V., a public limited liability company organized under the laws of the Netherlands (the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on December 13, 2019 (as amended or supplemented from time to time, the “Schedule 14D-9”), with respect to the tender offer made by Stryker B.V., a private company with limited liability organized under the laws of the Netherlands (“Purchaser”), an indirect, wholly-owned subsidiary of Stryker Corporation, a Michigan corporation (“Stryker”), to purchase all of the outstanding ordinary shares, par value €0.03 per share, of the Company (the “Shares”) at a purchase price of $30.75 per Share without interest and less applicable withholding taxes, payable in cash to the holders thereof (such amount or any higher amount per Share paid pursuant to the Offer (as defined below), the “Offer Consideration”), on the terms and subject to the conditions set forth in the Offer to Purchase, dated December 13, 2019 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, as each may be amended from time to time, the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Stryker and Purchaser with the SEC on December 13, 2019, and the Offer to Purchase and the Letter of Transmittal have been filed as Exhibits (a)(1)(A) and (a)(1)(B) thereto, respectively, as each may be amended or supplemented from time to time.

Five complaints have been filed by purported shareholders of the Company alleging that the Schedule 14D-9 contains omissions and misrepresentations that render it false and misleading. On January 15, 2020, a purported shareholder of the Company filed a complaint in the United States District Court for the District of Delaware, captioned Thompson v. Wright Medical Group N.V., et al, Civil Action No. 1:20-cv-61, against the Company, the members of the Company’s board of directors, and Stryker and the Purchaser (the “Thompson Complaint”). The Thompson Complaint is filed with the Schedule 14D-9 as Exhibit No. (a)(5)(M). On January 31, 2020, another purported shareholder of the Company filed a complaint in the United States District Court for the Eastern District of New York, captioned Grubb v. Wright Medical Group N.V., et al, Civil Action No. 1:20-cv-00553, against the Company and its board of directors (the “Grubb Complaint”). The Grubb Complaint is filed with the Schedule 14D-9 as Exhibit No. (a)(5)(N). On April 9, 2020, another purported shareholder of the Company filed a complaint in the United States District Court for the District of Delaware, captioned Woodward v. Wright Medical Group N.V., et al., Civil Action No. 1:20-cv-494, against the Company and its board of directors (the “Woodward Complaint”). On April 15, 2020, a purported shareholder of the Company filed a complaint in the United States District Court for the District of Delaware, captioned Curtis v. Wright Medical Group N.V., et al. Civil Action No. 1:20-cv-00509, against the Company, the members of the Company’s board of directors, and Stryker and the Purchaser. On April 28, 2020, a purported shareholder of the Company filed a complaint in the United States District Court for the District of Delaware, captioned Stein v. Wright Medical Group N.V., et al., Civil Action No. 1:20-cv-582, against the Company, the members of the Company’s board of directors, and Stryker and the Purchaser. The complaints in these five cases allege that, among other things, the defendants violated Sections 14(e), 14(d), and 20(a) of the Securities Exchange Act of 1934, as well as Rule 14d-9 promulgated thereunder, by omitting or misrepresenting certain allegedly material information from the Schedule 14D-9 in connection with the Offer. The complaints allege that these omissions and misrepresentations rendered the Schedule 14D-9 false and misleading. We refer to the five complaints collectively as the “Tender Offer Litigation.”

The Company believes the allegations and claims asserted in the Tender Offer Litigation are without merit and that supplemental disclosures are not required or necessary under applicable laws. However, in order to avoid the risk of the Tender Offer Litigation delaying or otherwise adversely affecting the transactions and to minimize the costs, risks and uncertainties inherent in defending the Tender Offer Litigation, and without admitting any liability or wrongdoing, the Company is hereby voluntarily amending and supplementing the Schedule 14D-9 as described in this Amendment. The Company denies that it has violated any laws or breached any duties to the Company’s shareholders. Nothing in this Amendment shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein.

The following supplemental disclosures will not affect the merger consideration to be received by shareholders of the Company in connection with the Offer or the timing of the Offer, which will expire at 5:00 p.m. (Eastern Time) on September 30, 2020 (the “Expiration Time,” unless the Offer is extended in accordance with the Purchase Agreement, in which event “Expiration Time” will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire).

Capitalized terms used in this Amendment but not defined herein shall have the respective meaning given to such terms in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein.

Item 4.	The Solicitation or Recommendation

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The disclosure in the first full, non-bulleted paragraph appearing in Item 4(d) on page 38 is hereby amended and restated as follows:

“Guggenheim Securities’ discounted cash flow analysis resulted in an implied equity value range of $22.25—$40.25 per share, including, at the high end of the range, approximately $1.00 per share attributable to the estimated present value, as of November 1, 2019, of the Company’s net operating loss carryforwards as of December 31, 2018, for purposes of evaluating the Shares on a stand-alone intrinsic-value basis. As of December 31, 2018, the Company had net operating loss carryforwards for U.S. federal income tax purposes of approximately $1.115 billion. Guggenheim Securities used that $1.115 billion figure in connection with its discounted cash flow analysis.”

The disclosure in the second-to-last paragraph appearing in Item 4(d) on page 38 is hereby amended and restated as follows:

“The Company’s Wall Street Equity Research Analyst Stock Price Targets. Guggenheim Securities reviewed selected Wall Street equity research analyst stock price targets for the Company as published prior to October 31, 2019 (the last full trading day prior to a 5.8% increase on November 1, 2019 in the trading price of the Shares on Nasdaq, which coincided with a Bloomberg article suggesting the Company was contemplating a sale transaction). Guggenheim Securities noted that such Wall Street equity research analyst stock price targets for the Shares were $21.25 – $29.75 per share on a present value basis using an illustrative discount rate of 7.7% (which reflected Guggenheim Securities’ estimate of the midpoint of the Company’s cost of equity). The Wall Street equity research analyst stock price targets for the Shares utilized by Guggenheim Securities are summarized in the table below:

Broker	Price Target	NPV of Price Target (1)
Jefferies	$32.00	$29.71
Needham	$32.00	$29.71
J.P. Morgan	$32.00	$29.71
Guggenheim	$30.00	$27.85
Northcoast	$30.00	$27.85
Credit Suisse	$30.00	$27.85
BMO	$30.00	$27.85
Stifel	$30.00	$27.85
SVB Leerink	$29.00	$26.92
Oppenheimer	$29.00	$26.92
Baird	$28.00	$26.00
Cantor Fitzgerald	$28.00	$26.00
Piper Jaffray	$27.00	$25.07
RBC	$24.00	$22.28
Wells Fargo	$23.00	$21.35

Source: Public Filings, Wall Street research, Bloomberg, and FactSet as of 11/01/2019.

(1)	Present values assume 12 month price target discounted to 12/31/19 using Company cost of equity of ~7.7%.

The disclosure in the final paragraph appearing in Item 4(d) on page 38 is hereby amended and restated as follows:

“Precedent One-Day Stock Price Premiums. Guggenheim Securities reviewed the one-day stock price premiums in selected transactions announced since 2016 involving targets in the medical device sector with transaction values in excess of $700 million. Based on, among other things, an approximate 25th and 75th percentile of the precedent one-day stock price premiums analysis, Guggenheim Securities noted that the range of such one-day stock price premiums was 30 – 50%, implying share prices of $27.00—$31.25 based on the closing share price of the Shares of $20.80 per share on October 31, 2019. The one-day stock price premiums in selected transactions utilized by Guggenheim Securities are summarized in the table below:

Announcement Date	Target	Acquiror	Implied Premium to One Trading Day Prior
08/08/2019	Corindus	Siemens	77%
11/20/2018	BTG	Boston Scientific	37%
09/20/2018	Mazor Robotics	Medtronic	16%
08/30/2018	K2M	Stryker	26%
05/04/2018	Sirtex Medical (1)	CDH	51%
12/04/2017	Exactech (1)	TPG	54%
09/06/2017	Landauer	Fortive	10%
08/07/2017	NxStage Medical	Fresenius Medical	30%
06/28/2017	Spectranetics	Philips	27%
04/23/2017	Bard	BDX	25%
02/14/2017	Cynosure	Hologic	28%
02/13/2017	ZELTIQ (1)	Allergan	25%
06/27/2016	HeartWare Inter.	Medtronic	93%
06/07/2016	LDR Holding Corp.	Zimmer Biomet	64%
04/28/2016	St. Jude Medical	Abbott Laboratories	37%
			75th Percentile:	53%
			Mean:	40%
			25th Percentile:	26%

Source: Public Filings, Wall Street research, and FactSet.

Note:    Shown for informational purposes.

(1)	Represents implied premium to unaffected closing stock price prior to transaction speculation.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 18, 2020	WRIGHT MEDICAL GROUP N.V.

	By:	/s/ James A. Lightman
Name: James A. Lightman
Title: Senior Vice President, General Counsel and Secretary